SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 10, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 10, 2021

City of Buenos Aires, March 10th, 2021

To

Comisión Nacional de Valores (CNV)

Re.: Relevant Event

Dear Sirs,

In compliance with the provisions in force, we inform you of the following information regarding the Consolidated Financial Statements as of December 31st, 2020:

Figures expressed in thousand Argentine Pesos (AR $)

(i) Net income for the fiscal year – Profit	30,269,354
Attributable to controlling interest – Profit	30,268,992
Attributable to non-controlling interest – Profit	362
(ii) Other comprehensive Loss	(4,962,922)
(iii) Total income for the fiscal year- Profit	25,306,432
Attributable to company’s shareholders – Profit	25,306,070
Attributable to non-controlling interests - Profit	362

(iv) Shareholders’ Equity	148,080,796
Capital Stock	639,413
Stock issuance premium	12,429,781
Shareholders’ Equity adjustments	50,313,147
Other comprehensive Loss	(4,786,055)
Legal Reserve	32,090,662
Optional Reserve	77,725,836
Unappropriated Retained Earnings – Loss	(20,333,856)
Attributable to non-controlling interest	1,868

Proposals regarding the distribution of cash dividends and/or dividends in kind, capitalization of profits, capital monetary adjustments and other aspects and the creation of reserve funds:

The Board of Directors has decided to postpone the treatment of said proposals till the meeting that considers the call to the General Shareholders’ Meeting.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 10, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer